[Bingham McCutchen Letterhead]
June 9, 2010
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Re:	Acme Packet, Inc. Form 10-K for the fiscal year ended December 31, 2009 File No. 001-33041 Forms 8-K Filed on February 2, 2010 and April 29, 2010
Dear Mr. Krikorian:
     On behalf of our client, Acme Packet, Inc., a Delaware corporation (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 27, 2010 (the “Comment Letter”).
     For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers of the Form 10-K for the year ended December 31, 2009 filed on March 9, 2010 (the “Form 10-K”).
Form 10-K for the Year Ended December 31, 2009
Part II
Item 9A- Controls and Procedures
Evaluation of Disclosure Controls and Procedures. page l0l
l.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures are effective at a reasonable assurance level in enabling [you] to record, process, summarize and report information required to be included in [y]our periodic SEC filings.” Revise to clarify, if true, that your also officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is

Mr. Stephen Krikorian
June 9, 2010

accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: In response to the Staff’s comment, the Company confirms that its chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In applicable future reports filed or submitted to the Commission by the Company that require disclosure pursuant to Exchange Act Rule 13a-15(e), the Company shall, if true at the time of filing or submission thereof, make the foregoing statement as to the Company’s disclosure controls and procedures.
Part III (Incorporated from definitive proxy statement filed on April 8, 2010)
Executive Compensation
Summary Compensation Table. page 31
2.	In your response letter, please confirm that the value of the equity awards disclosed in the summary compensation table represents the aggregate grant date fair value of the awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) of Regulation S-K. Also, in future filings, please include a footnote to your summary compensation table disclosing all assumptions made in the valuation of your equity awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2(v) and (vi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that the value of the equity awards disclosed in the summary compensation table represents the aggregate grant date fair value of the awards as computed in accordance with FASB Accounting Standards Codification Topic 718. In applicable future filings, the Company will include a footnote to its summary compensation table disclosing the assumptions made in the valuation of its equity awards by reference to a discussion of those assumptions in its financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

Mr. Stephen Krikorian
June 9, 2010

Forms 8-K Filed on February 2. 2010 and April 29. 2010
3.	We note the presentation of Non-GAAP EPS within the headline of your press releases dated February 2, 2010 and April 29, 2010. Please tell us how you determined that your presentation complies with Item 10(e) of Regulation S-K. In this regard, tell us how you determined that your presentation complies with the requirement that the most directly comparable GAAP measure be presented with equal or greater prominence.

Response: The Company respectfully submits that it believes that (a) the inclusion of Footnote 1 in the sub-headline of the referenced press releases immediately following the use of the term “Non-GAAP EPS” directing the reader to a discussion on the use, and reconciliation, of non-GAAP measures included under the heading “Reconciliation of Non-GAAP Net Income and Other Operational Data” which appears in each press release, (b) the presentation of the GAAP and non-GAAP numbers side-by-side in the first paragraph of each press release, and (c) the inclusion of the statement at the end of the first paragraph alerting the reader to the reconciliation of GAAP and non-GAAP results included in each press release, together with (d) the discussion and reconciliation included under the heading “Reconciliation of Non-GAAP Net Income and Other Operational Data” included in each press release meets the “equal or greater prominence” requirements of Item 10(e) of Regulation S-X. Notwithstanding, in the event that the Company refers to “Non-GAAP EPS” in the sub-headline of any future press release furnished to the Commission with a Form 8-K, the Company will also refer to the GAAP EPS measure in a sub-headline as well.

4.	We note that your presentation of your Business Outlook for 2010 includes three non-GAAP measures of future financial performance. Please tell us how you determined that your presentation of these future ranges complies with Item 10(e) of Regulation S-K. In this regard, you do not appear to have provided a reconciliation between the non-GAAP ranges presented and the most directly comparable GAAP measure ranges.

Response: The Company acknowledges the Staff’s comment and respectfully notes that Item 10(e)(1)(i)(B) of Regulation S-K only requires a quantitative reconciliation of a forward-looking non-GAAP financial measure to the extent available without unreasonable efforts. Due to the high variability and difficulty in predicting the timing, size and applicable stock price of future

Mr. Stephen Krikorian
June 9, 2010

stock-based compensation grants, the Company was unable to provide a reconciliation of non-GAAP diluted EPS to net income per share (diluted) (and, as a corollary, non-GAAP diluted growth rate to net income per share (diluted) growth rate) and non-GAAP tax rate to the tax rate that will be applicable to the Company based on GAAP, all on a forward-looking basis, without unreasonable efforts. Notwithstanding, in an effort to provide investors with transparency on the operations of the business and a method for investors to measure the Company’s performance period-over-period and to anticipate financial performance in future periods, and given the inherent uncertainties in forecasting GAAP diluted EPS, the Company determined to provide, in lieu of providing no future guidance, the non-GAAP projections it had available.
If the Company discloses non-GAAP measures as part of its forward-looking guidance in future filings with the Commission, the Company will provide a presentation of the most directly comparable GAAP measure, a quantitative reconciliation if one can be provided without unreasonable effort, and if a quantitative reconciliation is not able to be provided without unreasonable efforts, the Company will identify the information that is unavailable and disclose the probable significance of such unavailable information.
Please note that the statement, in writing, of the Company required by your Comment letter is enclosed herewith. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Peter J. Minihane, Chief Financial Officer of the Company, at (781) 328-2490.

Very truly yours,
/s/ Julio E. Vega
Julio E. Vega

cc:	Tamara Tangen, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Peter J. Minihane, Acme Packet, Inc.
Matthew J. Cushing, Bingham McCutchen LLP

[Acme Packet, Inc. Letterhead]
June 9, 2010
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Re:	Acme Packet, Inc. Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) File No. 001-33041 Forms 8-K Filed on February 2, 2010 and April 29, 2010 (the “Forms 8-K”)
Dear Mr. Krikorian:
     In connection with the response letter dated June 9, 2010 submitted on our behalf, Acme Packet, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 27, 2010, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Forms 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Forms 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (781) 328-2490.

Very truly yours,
/s/ Peter J. Minihane
Peter J. Minihane

cc:	Tamara Tangen, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Julio E. Vega, Bingham McCutchen LLP
Matthew J. Cushing, Bingham McCutchen LLP